November 11, 2005

Mr. William Choi

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 3561

Judiciary Plaza

450 Fifth Street NW

Washington, D.C. 20549-0405

Re:	Royal BodyCare, Inc.
Form 10-K for the Year Ended December 31, 2004
Filed March 31, 2005
Form 10-Q for the Quarter Ended June 30, 2005
Filed August 12, 2005
File No. 0-50417

Dear Mr. Choi:

This letter is provided in response to the Staff’s letter dated October 20, 2005 addressed to Mr. Clinton H. Howard.

Form 10-K for the Year Ended December 31, 2004 (the “10-K”)

General

1.	We note your response to comments 2 and 3 in our letter dated August 4, 2005. Please file an amendment that includes your proposed revision to disclosure controls and procedures on page 20 and the signatures required by paragraph 2(a) of General Instruction D to Form 10-K.

Company response:

We will file an amendment to the 10-K in accordance with this comment. Unless otherwise requested by the Staff, this amendment will be filed when all matters related to the 10-K are resolved in connection with the Staff’s comment letters.

Consolidated Statements of Operations, page F-4

2.	We note your response to comment 4 in our letter dated August 4, 2005. We believe that the losses you described should be classified as components of operating income (loss). Please revise your filing accordingly.

Mr. William Choi

Securities and Exchange Commission

November 11, 2005

Company response:

We agree to comply with the Staff’s request that these losses be classified as a component of operating expenses. However, subject to agreement by the Staff, we propose that the presentation of these losses be revised in connection with our filing of Form 10-K for the year ended December 31, 2005, rather than amending the 2004 10-K. We propose this timing for the following reasons:

•	This revision does not affect the 2004 financial statements, which are the financial statements for the most recent period presented in the 10-K.

•	By November 14, 2005, the Company will have filed interim reports on Form 10-Q for the first three quarters of 2005. This revision does not affect any of the financial statements included in these Form 10-Q filings.

•	The major component of these losses, the $145,000 loss related to the transfer of ownership of the split dollar life policy in November 2003, is fully described in the notes to consolidated financial statements. Therefore a reader has the ability to evaluate the 2003 financial statements with an understanding of this loss and its affect on the Company’s operating results.

•	We believe as a practical matter, given the fact that the most recent operating results reported in the 10-K are almost a year old, amending the presentation of these losses for 2003 and 2002 at this time will not have a material affect on decisions made by potential investors or the investment community in general.

Note Q – Related Party Transactions, page 25

3.	We note your response to comment 5 in our letter dated August 4, 2005. Please explain to us how your accounting treatment of the split dollar life insurance arrangement prior to the cancellation of collateral assignment agreement and transfer of the policy complies with the guidance contained in FTB 85-4. In doing so, please tell us:

•	the provisions contained in the collateral assignment agreement that provided for the realization of premiums paid and/or cash surrender value upon the termination of Mr. Howard’s employment prior to his death or maturity of the policy;

•	whether you entered into any other agreement with Mr. Howard that provided for the recovery of premiums paid in excess of cash surrender value; and

•	your justification in GAAP for not recognizing premiums paid as an expense to the extent premiums exceeded the change in cash surrender or contract value or the discounted present value thereof.

Company response:

In responding to this comment, we will address the information requested by each of the bullet points. The response to Bullet 3 explains our accounting treatment.

Bullet 1 –

Please note that the meanings of defined terms used in citations from the collateral assignment agreement are as follows: “Agreement” – the collateral assignment agreement; “Corporation” – Royal BodyCare, Inc.; “Employee” – Mr. Howard; “Policy” – the split dollar life policy; “Policy Owner” – Katherine Howard, Mr. Howard’s spouse.

Mr. William Choi

Securities and Exchange Commission

November 11, 2005

Article VII (4) of the collateral assignment agreement states the following:

“This Agreement shall be terminated upon termination of the Employee’s employment with the Corporation for any reason whatsoever other than the Employee’s death”

Article III (B) of the collateral assignment agreement states the following”

“The Corporation’s security interest in the Policy shall apply to any proceeds payable to the Policy Owner as a result of the termination of this Agreement as provided for in Article VII of this Agreement. In either event, the Policy Owner shall pay the Corporation an amount equal to the Corporation’s security interest in the Policy.

Based on these provisions of the collateral assignment agreement, upon termination of Mr. Howard’s employment (other than by reason of death), Ms. Howard was obligated to pay to the Company any proceeds payable to her, up to the amount of premiums paid by the Company.

Bullet 2 –

The Company, Mr. Howard and Ms. Howard entered into an oral agreement prior to the date the split dollar policy was purchased in June 1995, which agreement provided that the Company would be repaid for all premiums it paid toward the split dollar policy. The consideration received by the Howards in exchange for this agreement was the insurance and investment benefits provided by the split dollar policy. The consideration received by the Company was, in the event of Mr. Howard’s death, protection against a forced liquidation of Mr. Howard’s estate to satisfy estate tax or other potential liabilities, which estate included majority ownership of the Company’s stock.

Mr. Howard, who founded the Company, continues to own almost 50% of the Company’s outstanding common stock. Because of this significant financial interest, the Company believes that Mr. and Ms. Howard would have acted in the best interests the Company to fulfill this obligation if events had so required. The Company also believes that Mr. and Mrs. Howard had the financial ability to meet this obligation if necessary.

Bullet 3 –

FTB 85-4 refers to entities that purchase life insurance in which the entity is either the owner or beneficiary of the contract. In this case, the owner and beneficiary of the split dollar life policy was Ms. Howard not the Company. The Company agreed to make premium payments for this policy (for reasons described above) and was promised repayment of premiums paid at a future date. As a result the Company did not account for this asset as a purchase of life insurance, rather a receivable.

In reviewing the accounting for this transaction, we recognize that the carrying value of the asset should have been the discounted present value of premiums paid rather than the gross amount, and that the excess of premiums paid over the discounted present value should have been charged to expense. The following chart summarizes the differences in asset carrying value and expense by period ($000’s):

Mr. William Choi

Securities and Exchange Commission

November 11, 2005

Period (A)	Reported carrying value (B)	Correct carrying value(2) (C)	(B) – (C) Difference (D)	Expense recognized during the period (E)	Expense that should have been recognized during the period(3) (F)	(F) – (E) Difference (income) expense(4) (G)
12/31/01	$198	$107	$91	$—	$91	$91
12/31/02	234	140	94	—	3	3
11/21/03 (1)	267	122	145	145	51	(94)

(1)	Date the split dollar life policy was transferred to the Company in exchange for cancellation of the collateral assignment agreement.

(2)	Amounts represent the discounted present value at 12/31/01 and 12/31/02, and the cash surrender value at 11/21/03.

The discounted present values at 12/31/01 and 12/31/02 were calculated assuming (i) discount rates equal to the Company’s incremental borrowing rates of 4.75% and 6%, respectively, and (ii) repayment in the year 2012. The repayment date of 2012 represents Mr. Howard’s life expectancy determined by reference to the “2001 Commissioners’ Standard Ordinary Mortality Table” obtained from the agent of the insurance carrier that issued the split dollar policy.

The cash surrender value was the correct value at 11/21/03 since that is the date the split dollar policy was transferred to the Company. As described in the 10-K, the Company adjusted the carrying value of the asset to this amount when ownership of the split dollar policy was transferred.

(3)	The amount for 12/31/01 represents a cumulative adjustment from issuance of the split dollar policy through 12/31/01. Amounts for 12/31/02 and 11/21/03 represent the expense that should have been recognized for the respective periods calculated as the difference between the reported and correct carrying values (col. D) less the aggregate expense that should have been recognized in prior periods.

(4)	Amounts in this column represent the difference between the amount that should have been charged to expense and the amount that was charged to expense. Note that the total of Col. (G) is zero. This reflects the fact that our accounting for the value of the split dollar policy was corrected at the time ownership of the policy was transferred to the Company.

The following discussion summarizes the effects of the adjustments calculated above on the consolidated financial statements in the 10-K.

Balance Sheets –

The adjustments have no effect on the balance sheets in the 10-K since the carrying value of the split dollar policy was corrected at the time ownership was transferred to the Company in November 2003.

Mr. William Choi

Securities and Exchange Commission

November 11, 2005

Statements of Operations –

	2003		2002
	As reported	As adjusted	As reported	As adjusted
	(000’s except per share amounts)
Operating profit (loss)(1)	$(60)	$34	$(157)	$(160)
Earnings (loss) from continuing operations	(180)	(86)	(582)	(585)
Net earnings (loss)	(105)	(11)	(556)	(559)
Earnings (loss) per share from continuing operations – basic and diluted	(0.01)	(0.00)	(0.04)	(0.04)
Earnings (loss) per share – basic and diluted	(0.01)	(0.00)	(0.04)	(0.04)

(1)	In accordance with the Staff’s conclusion stated in comment 2 above, the “As reported” amount for 2003 represents the amount originally reported, $112,733, less the $172,602 originally classified as a non-operating expense, “loss on disposition of assets.”

The adjustments have no effect on the 2004 statement of operations in the 10-K since the carrying value of the split dollar policy was corrected at the time ownership was transferred to the Company in November 2003.

Statements of Shareholders’ Equity –

The statement of shareholders’ investment would reflect an adjustment for the cumulative effect of prior period adjustments in the amount of $91,000. This adjustment would increase the accumulated deficit and reduce total shareholders’ equity at January 1, 2002, resulting in balances of $8,225,000 and $3,651,000, respectively. This $91,000 adjustment would then be offset by adjustments to the net losses in 2002 and 2003. The reported balances of the accumulated deficit and total shareholders’ equity are correct at 12/31/03 and 12/31/04 since the carrying value of the split dollar policy was corrected at the time ownership was transferred to the Company in November 2003.

Statements of Cash Flows –

The statements of cash flows would reflect adjustments to the reported net losses for 2002 and 2003. In both cases, the adjustment to net loss would be offset by a corresponding adjustment to the change in other assets resulting in no change to the amounts reported as net cash flows from operations. The adjustments have no effect on the 2004 statement of cash flows since the carrying value of the split dollar policy was corrected at the time ownership was transferred to the Company in November 2003.

Conclusion –

In assessing the effect of these adjustments on the financial statements in the 10-K, the Company does not believe that they materially affect these financial statements. The Company reached that conclusion based on the following:

Mr. William Choi

Securities and Exchange Commission

November 11, 2005

•	The adjustments do not affect the 2004 financial statements, which are the financial statements for the most recent period reported in the 10-K, or the balance sheet as of 12/31/03.

•	The adjustments are not material to the 2002 financial statements.

•	The adjustments are not material to the statements of shareholders’ equity or cash flows for any period presented in the 10-K.

•	The adjustments are material to the 2003 statement of operations; however, we believe that is mitigated by the following factors:

o	The adjustment to 2003 would reduce the reported loss. Therefore a reader of the financial statements is not currently presented overstated results.

o	The adjustment to 2003 represents a significant percentage change in relation to the reported loss mainly because the reported loss was small, representing less than 0.6% of net sales. If the Company recorded the adjustment to 2003, the Company would still report a loss for 2003, it would just be a reduced loss. The Company does not believe that conclusions reached by a reader of the Company’s financial statements would be materially affected by a change in the reported net loss in 2003 from $105,000 to $11,000.

o	The adjustment to 2003 does not materially affect or distort the operating trends among the three years presented.

o	The charge recorded in 2003 of $145,000, while overstated, is fully described in the notes to consolidated financial statements so that a reader can evaluate 2003 results with an understanding of this transaction and its affect on operating results.

•	The adjustments relate to the accounting for agreements that were terminated two years ago and, as such, have no bearing on the ongoing operations of the Company.

•	The adjustments do not affect any period presented in the interim financial statements included in the Company’s Form 10-Q filings during 2005.

As a result, subject to agreement by the Staff, the Company believes that the financial statements in the 10-K do not need to be revised to reflect adjustments related to its accounting for the split dollar life policy prior to acquiring ownership of this policy in November 2003.

Form 10-Q for the Quarter Ended June 30, 2005

Financial Statements

Notes to Condensed Consolidated Statements, page 7

Note J – Earnings Per Share, page 14

4.

You disclose that the conversion of the convertible notes would have an anti-dilutive effect on diluted earnings per share for the quarters ended June 30, 2005 and 2004 and excluded from the computation. Therefore, we assume that the assumed conversion of the convertible notes is reflected in the computation of diluted earnings per share for the six months ended June 30, 2005 and 2004. If so, the reconciliation of the denominators of diluted earnings per-share computations should include the individual per share amount effects of dilutive stock options and convertible debt. You should also include a reconciliation of the numerators that include the individual income effects of the convertible debt. In future filings, please revise your disclosure to include the individual income and share amount effects of all securities that affect earnings per share or clarify

Mr. William Choi

Securities and Exchange Commission

November 11, 2005

your disclosure about securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share for all periods presented.

Company response:

Please be advised that the Company inadvertently omitted inclusion of a statement in Note J indicating that conversion of the convertible notes would have an anti-dilutive effect on diluted earnings per share for the six months ended June 30, 2005 and 2004 and were therefore excluded from the computation of diluted earnings per share. We note the Staff’s comments and will ensure that future filings fully disclose the individual income and share amount effects of all securities that affect earnings per share or clarify the disclosure about securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share for all periods presented.

If you have any further comments or questions regarding the Company’s responses provided herein, you may direct them to my attention.

Sincerely,

/s/ Steven E. Brown

Steven E. Brown

Vice President-Finance and Chief Financial Officer